

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

June 27, 2008

via U.S. mail and facsimile

Terry Lee, Chief Executive Officer
Heartland, Inc.
1501 Cumberland Gap Parkway
Middlesboro, KY 40965

> **RE: Heartland, Inc**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-27045**

Dear Mr. Lee:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis or Plan of Operations, page 12

Results of Operations, page 14

1.   Your analysis of the results of operations for the year ended 2007 as compared to 2006 does not provide meaningful information about key drivers impacting your current and future operations. Specially, we noted the following:

- Revenues increased 18% from the year ended 2006 to 2007. You attribute this increase to a rise in cost of goods sold. However, you did not provide a discussion of the underlining reasons for this increase in cost of goods sold or whether you expect this trend to continue in future periods. Furthermore, you should quantify the components driving the change in revenues year over year. For example, if revenues also increased due to timing of revenue recognition or additional work performed in 2007 than in 2006 you should identify and quantify each of these contributing factors.
- We note cost of goods sold as a percentage of sales increased from 85% in 2006 to 90% in 2007. However, you did not identify or address the contributing factors for this change in your analysis.
- Other income decreased 90% from 2006 to 2007 but you did not provide a discussion of the sources of other income or the underlining reasons for this decrease.

In future filings please provide a more robust discussion of your results of operations that provides an investor with useful information to gain insight into the performance of your current and future operations. Refer to Section 501.04 of the Financial Reporting Codification and FRR 33.8350 for guidance.

Liquidity and Capital Resources, page 14

2.	We note that you had negative cash flows from operating activities for the two years ended December 31, 2007, received a going concern from your auditors and were in default on your convertible notes as of December 31, 2007. We further note you did not address this in your liquidity analysis. In future filings where a material deficiency in short or long-term liquidity has been identified, please disclose the deficiency, as well as disclosing either your proposed remedy, or that you have not decided on a remedy, or that you are currently unable to address the deficiency. Refer to Section 501.03a of the Financial Reporting Codification and FRR 33.8350 for guidance.

3.	You disclose on page 7 that you expect higher prices than in the past for your raw materials. In future filings please identify the raw materials that you expect to pay higher prices for and the impact to future operations and liquidity. Please also discuss any mitigating actions you have taken in response to this risk (i.e. purchase contracts).

4.	In future filings please include an analysis of your cash flows from operating activities to explain the underlying factors which contributed to the changes in your balance sheet accounts. In this regard, you should explain why balances significantly increased or decreased. Please refer to Section IV.B. of SEC Release 33-8350.

Consolidated Statements of Cash Flows, page F-5

5.   Please explain your presentation of cash flows from discontinued operations. It appears all of the operating, investing and financing cash flows from discontinued operations are being presented within the operating cash flow category. SFAS 95 requires all cash flows to be reported as relating to operating, investing, or financing activities. Please explain how you have complied with this guidance.

Note H – Convertible Promissory Notes Payable, page F-17

6.   We note that as of December 31, 2007, you were in default on your convertible notes. In future filings please disclose your debt covenants and identify the covenants you violated. Furthermore, please provide a discussion of the consequences that you are subject to due to default, regardless of your ability or intent to cure the violation.

7.   In future filings please disclose the dates of your common share issuances, including the transactions with related parties described on page F-20.

8.   You state you recognized an imbedded beneficial conversion feature present in the Series A Convertible Preferred Stock in accordance with EITF 98-5. You further state you recognized and measured $123,437 of the proceeds, which is equal to the intrinsic value of the imbedded beneficial conversion feature, to additional paid-in capital and as a dividend to the holders of the Series A Convertible Preferred Stock issued during the year ended December 31, 2007. Please clarify the date of issuance of the preferred stock and whether the face value of $.25 per share was equal to the fair value of the common stock on the date of each issuance. Tell us the fair value of your common stock on each date of issuance and provide us with your calculation of the intrinsic value of the beneficial conversion feature. Clarify whether you based fair value on the OTC closing price or used another method.

Note P – Discontinued Operations, page F-26

9.   Please tell us how you calculated the gain on disposal of discontinued operations of approximately $4 million during the year ending December 31, 2006. Provide us with a schedule detailing the calculation and including a thorough explanation of the derivation of amounts used in the calculation.

10.   Please tell us how you calculated the gain on disposal of discontinued operations of VIEs of $2.9 million during the year ending December 31, 2006. Provide us with a schedule and detailed explanation.

Item 8A and 8A(T) – Controls and Procedures, page 17

11.   You state on page 18 that you had a material weakness in revenue recognition
        related to duplicate billing and calculation of the percentage of completion.
        Please tell us whether you restated prior period results to correct this error. If so,
        please tell us the amount of the errors and the periods impacted and your
        consideration of paragraphs 25 and 26 of SFAS 154.

12.   Please tell us how you have considered the requirement in Item 308T(a)(3) to
        include an explicit statement as to whether or not internal control over financial
        reporting is effective, as required by Item 308T(a)(3). The language in your Form
        10-KSB for the fiscal year ended December 31, 2007, and your Form 10-Q for
        March 31, 2008, may confuse investors as to your conclusion. Note management
        is not permitted to conclude that the registrant's internal control over financial
        reporting is effective if there are one or more material weaknesses in the
        registrant's internal control over financial reporting.

Exhibits 31.1 and 31.2

13.   The certifications filed as exhibits 31.1 and 31.2 to the Form 10-KSB do not
        include the language prescribed by paragraph 4 of Item 601(a)(31)(i) of
        Regulation S-K. The certifications provided with the March 31 Form 10-Q
        include the language in paragraph 4(b) but do not include the language in the
        forepart of paragraph 4. Please advise.

                                    *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief